UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 333-116038

CUSIP Number:  871546206

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 29, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Symmetry Medical Inc.
Full Name of Registrant

Former Name if Applicable

3724 N State Road 15
Address of Principal Executive Office (Street and Number)

Warsaw, IN 46582
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                As previously announced, and as described in the Company’s Current Reports on Form 8-K dated October 5, 2007 and November 14, 2007, the Company’s Audit Committee of its Board of Directors has been conducting and completing its independent review of accounting irregularities at the Company’s Sheffield, UK operating unit (“UK Operating Unit”).  As a result of the investigation, the Audit Committee concluded that the accounting irregularities have resulted in misstatements of financial information for the UK Operating Unit for the periods 1999 through 2007.

                As previously disclosed, the Company has determined that it must restate certain financial information for the fiscal years 2003 through 2006 and the first and second quarters of 2007.  In an effort to provide investors with current financial information at the earliest practicable date, the Company plans on filing its annual financial statements for the fiscal year ended December 29, 2007 along with audited restated financial statements for the fiscal years ended December 30, 2006 and December 31, 2005 within its Annual Report on Form 10-K for the period ended December 29, 2007.  The 2007 Annual Report on Form 10-K will also include restated selected financial data for the fiscal years ended January 3, 2004, January 1, 2005, December 31, 2005, and December 30, 2006 along with footnotes reconciling previously filed annual and quarterly financial information to the restated financial information.  The Company is also amending its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007.  As previously stated, the previously issued financial statements should not be relied upon.

                The Company has not yet completed the restatement of its financial statements, and is working diligently to finalize the restatement adjustments and allocations among the impacted periods.  The Company intends to file its Form 10-K as soon as practicable, and will make every effort to file the Form 10-K within the 15 day extension period.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Fred L. Hite	574	371-2218
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 has not been filed. We plan to file it contemporaneously with our 2007 Annual Report on Form 10-K.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III, we are in the process of finalizing our investigation and restatement relating to the accounting irregularities at our UK Operating Unit.  We have not, as of this date, reached a conclusion as to the impact such restatement may have on the corresponding period in the prior fiscal year.

Forward-Looking Statements

Statements in this Form 12b-25, which are not historical facts and which involve our Audit Committee’s review and investigation of accounting irregularities at our Sheffield, UK operating unit and related restatement, may be “forward-looking statements” that involve risks and uncertainties, within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are predictive or conditional in nature and frequently identified by the use of terms such as “appear,” “may,” “should,” “expect,” “will,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” and similar words indicating possible future expectations, events, actions or outcomes.  Such predictive statements are not guarantees, and actual outcomes could differ materially from our current expectations. Our current assessment is based upon management’s reasonable current belief concerning the statements made.  Actual events or results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company and should not be considered as an indication of future events or results. Potential risks and uncertainties include, among other things: (i) the timing of the completion of the Audit Committee’s review and investigation and (ii) the timing of completion of the Company’s restatement and filing of its amended historical financial statements and the additional risks and important factors described in the Company’s other reports filed with the SEC, which are available at the SEC’s website at http://www.sec.gov.  All of the statements in this report on Form 12b-25 are made as of March 14, 2008.

Symmetry Medical Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 14, 2008	By	/s/ Fred L. Hite

Name: Fred L. Hite
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).